UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cumberland Resources Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

23077R100

(CUSIP Number)

Brian T. Dolan

Resource Capital Funds

1400 Sixteenth St., Suite 200

Denver, CO  80202

(720) 946-1455

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,857,700

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 7,857,700

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,857,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,857,700

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 7,857,700

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,857,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA III GP L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,857,700

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 7,857,700

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,857,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) OO, HC

Item 1.                                                     Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common shares, without par value (“Common Shares”), of Cumberland Resources Ltd., a British Columbia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 950-505 Burrard Street, Vancouver, British Columbia, Canada V7X1M4.

Item 2.                                                     Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

(a)                                  Resource Capital Fund III L.P., a Cayman Islands limited partnership (“RCF III”), the principal business of which is to make investments in mining companies;

(b)                                 Resource Capital Associates III L.P., a Cayman Islands limited partnership (“Associates III”), the principal business of which is to act as the general partner of RCF III; and

(c)                                  RCA III GP L.L.C., a Delaware limited liability company (“RCA III”), the principal business of which is to act as the general partner of Associates III.

The sole members of RCA III are James McClements, Rodman Drake and Henderson Tuten, and the executive officers of RCA III include Messrs. McClements, Drake and Tuten (collectively, the “Executive Officers”).  Mr. McClements is a citizen of Australia and Messrs. Drake and Tuten are citizens of the United States.  Mr. McClements’ principal occupation is serving as senior executive of Resource Capital Funds, which include RCF III.  Mr. Drake’s principal occupation is serving as a principal of CIP Management, LLC, the address of which is 850 Third Avenue, 18th Floor, New York, NY 10022.  Mr. Tuten’s principal occupation is acting as a private investor.

The business address of each of the Reporting Persons and each of the Executive Officers is 1400 Sixteenth St., Suite 200, Denver, CO  80202.

During the last five years, neither any Reporting Person nor any Executive Officer has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                     Source and Amount of Funds or Other Consideration.

As described in Item 5 below, RCF III purchased the 7,857,700 Common Shares (the “Shares”) for an aggregate purchase price of $11,779,856 and financed the purchase of the Shares with a combination of cash on hand and a short term loan from GMP Securities Ltd., the Canadian brokerage house that handled the transaction.

Item 4.                                                     Purpose of Transaction.

RCF III made the investments in the Shares for investment purposes.  Such Shares will continue to be held for investment and ultimate disposition at an advantageous time for the benefit of the investors in RCF III.  Generally, RCF III may seek to exercise a degree of influence over the affairs of the Issuer through board representation or otherwise.  RCF III intends to continue to evaluate the Issuer’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally.  Based on that continuing evaluation, RCF III will take such action as it deems appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Issuer concerning the operations and management of the Issuer and other matters and (ii) proposing additional transactions with the Issuer, including transactions that could result in a change of control of the Issuer.  RCF III may decide not to acquire additional Common Shares and/or to sell all or a portion of its Common Shares.

Except as described in this Schedule, none of the Reporting Persons nor any of the Executive Officers currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each of those persons reserves the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                                                     Interest in Securities of the Issuer.

As of August 23, 2006, RCF III owns 7,857,700 Common Shares.  According to the Issuer’s Form 6-K filed on August 14, 2006, there were 56,483,274 Common Shares issued and outstanding as of August 11, 2006.  Based on the foregoing, RCF III may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 13.9% of the issued and outstanding Common Shares of the Issuer.  Because of their relationship to RCF III, Associates III, RCA III and the Executive Officers may be deemed to have indirect beneficial ownership of the Common Shares owned by RCF III.

The Shares were acquired in a block transaction on November 22, 2005 on the Toronto Stock Exchange at a price of Cdn$1.76 (US$1.50) per share.

None of the Reporting Persons nor any of the Executive Officers has effected any transaction with respect to the Common Shares during the past 60 days.

Item 6.                                                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons nor any of the Executive Officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.                                                     Material to Be Filed as Exhibits.

See the Index of Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCA III GP L.L.C.

By:	/s/ Brian Dolan
	Name:	Brian Dolan
	Title:	Partner

RESOURCE CAPITAL ASSOCIATES III L.P.

By:	RCA III GP L.L.C., General Partner

	By:	/s/ Brian Dolan
		Name:	Brian Dolan
		Title:	Partner

RESOURCE CAPITAL FUND III L.P.

By:	Resource Capital Associates III L.P., General Partner

	By:	RCA III GP L.L.C., General Partner

	By:	/s/ Brian Dolan
		Name:	Brian Dolan
		Title:	Partner

Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated August 25, 2006, among the Reporting Persons